August 7, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Host Hotels & Resorts, L.P.
Form 10-K for the year ended December 31, 2007
File Number: 333-55807

Dear Mr. Woody

On behalf of Host Hotels & Resorts, L.P. (the “Registrant”), we are submitting this letter in response to the comments of staff (the “Staff”) of the Securities and Exchange Commission concerning the Form 10-K referenced above (the “2007 Form 10-K”) as set forth in its letter dated July 21, 2008. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

1.	It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed it assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Response:

The Registrant hereby confirms that, in connection with its preparation of the 2007 Form 10-K, management did perform its assessment of internal control over financial reporting as of December 31, 2007. The omission of management’s report on the Registrant’s internal control over financial reports was inadvertent. The Registrant intends to amend the 2007 Form 10-K to include management’s assessment of the Registrant’s internal control over financial reporting.

2.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

The Registrant’s management has considered the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the fiscal year covered by the 2007 Form 10-K in light of the inadvertent omission of management’s report of its assessment of the Registrant’s internal controls over financial reporting and has concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of the end of the fiscal year covered by the 2007 Form 10-K.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott C. Herlihy

Scott C. Herlihy

of LATHAM & WATKINS LLP

cc:	Elizabeth A. Abdoo, Esq.
Larry K. Harvey
Brian G. Macnamara

Howard Efron
Staff Accountant
Division of Corporate Finance
Securities Exchange Commission